UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

CONMED Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

207410101
(CUSIP Number)

SAMANTHA NASELLO
SCOPIA CAPITAL MANAGEMENT LP
152 West 57th Street, 33rd Floor
New York, New York 10019
(212) 370-0303

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA PX LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 542,427
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 542,427
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 542,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,099
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 15,099
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA HEALTH CARE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,342
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 41,342
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA WINDMILL FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 382,036
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 382,036
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,331
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 95,331
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA PX INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 688,144
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 688,144
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,144
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA HEALTH CARE INTERNATIONAL MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA CAPITAL GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,065,279
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,065,279
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,065,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA CAPITAL MANAGEMENT LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,093,148
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,093,148
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,093,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON SCOPIA MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,093,148
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,093,148
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,093,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON MATTHEW SIROVICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,093,148
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,093,148
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,093,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 207410101

1	NAME OF REPORTING PERSON JEREMY MINDICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,093,148
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,093,148
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,093,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 207410101

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 542,427 Shares beneficially owned by Scopia PX is approximately $20,963,723, excluding brokerage commissions.

The aggregate purchase price of the 15,099 Shares beneficially owned by Scopia Partners is approximately $583,086, excluding brokerage commissions.

The aggregate purchase price of the 41,342 Shares beneficially owned by Scopia Health is approximately $1,596,268, excluding brokerage commissions.

The aggregate purchase price of the 382,036 Shares beneficially owned by Scopia Windmill is approximately $14,755,124, excluding brokerage commissions.

The aggregate purchase price of the 95,331 Shares beneficially owned by Scopia International is approximately $3,681,489, excluding brokerage commissions.

The aggregate purchase price of the 688,144 Shares beneficially owned by Scopia PX International is approximately $26,574,750, excluding brokerage commissions.

The aggregate purchase price of the 300,900 Shares beneficially owned by Scopia Health International is approximately $11,618,096, excluding brokerage commissions.

The aggregate purchase price of the 27,869 Shares held in the Managed Account is approximately $1,076,246, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,712,715 Shares outstanding as of February 15, 2016, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2016.

A.	Scopia PX

(a)	As of the close of business on March 8, 2016, Scopia PX beneficially owned 542,427 Shares.

Percentage: Approximately 2.0%

CUSIP NO. 207410101

(b)	1. Sole power to vote or direct vote: 542,427
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 542,427
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia PX since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Scopia Partners

(a)	As of the close of business on March 8, 2016, Scopia Partners beneficially owned 15,099 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 15,099
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 15,099
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Partners since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Scopia Health

(a)	As of the close of business on March 8, 2016, Scopia Health beneficially owned 41,342 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 41,342
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,342
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Health since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Scopia Windmill

(a)	As of the close of business on March 8, 2016, Scopia Windmill beneficially owned 382,036 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 382,036
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 382,036
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia Windmill since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 207410101

E.	Scopia International

(a)	As of the close of business on March 8, 2016, Scopia International beneficially owned 95,331 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 95,331
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 95,331
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Scopia International since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Scopia PX International

(a)	As of the close of business on March 8, 2016, Scopia PX International beneficially owned 688,144 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 688,144
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 688,144
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia PX International since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.           Scopia Health International

(a)	As of the close of business on March 8, 2016, Scopia Health International beneficially owned 300,900 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 300,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 300,900
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia Health International since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 207410101

H.	Scopia Capital

(a)
Scopia Capital, as the Managing Member of each of Scopia PX, Scopia Partners and Scopia Health, and the general partner of each of Scopia Windmill, Scopia International, Scopia PX International and Scopia Health International, may be deemed the beneficial owner of the: (i)  542,427 Shares owned by Scopia PX; (ii) 15,099 Shares owned by Scopia Partners; (iii) 41,342 Shares owned by Scopia Health; (iv)  382,036 Shares owned by Scopia Windmill; (v) 95,331 Shares owned by Scopia International; (vi) 688,144 Shares owned by Scopia PX International; and (vii) 300,900 Shares owned by Scopia Health International.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 2,065,279
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,065,279
4. Shared power to dispose or direct the disposition: 0

(c)
Scopia Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International and Scopia Health International since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

I.	Scopia Management

(a)
As of the close of business on March 8, 2016, 27,869 Shares were held in the Managed Account. Scopia Management, as the Investment Manager of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and the Managed Account, may be deemed the beneficial owner of the: (i)  542,427 Shares owned by Scopia PX; (ii) 15,099 Shares owned by Scopia Partners; (iii) 41,342 Shares owned by Scopia Health; (iv)  382,036 Shares owned by Scopia Windmill; (v) 95,331 Shares owned by Scopia International; (vi) 688,144 Shares owned by Scopia PX International; (vii) 300,900 Shares owned by Scopia Health International; and (viii)  27,869 Shares held in the Managed Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 2,093,148
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,093,148
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the securities of the Issuer by Scopia Management through the Managed Account and on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International and Scopia Health International since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

J.	Scopia Inc.

(a)
Scopia Inc., as the general partner of Scopia Management, may be deemed the beneficial owner of the: (i)  542,427 Shares owned by Scopia PX; (ii) 15,099 Shares owned by Scopia Partners; (iii) 41,342 Shares owned by Scopia Health; (iv)  382,036 Shares owned by Scopia Windmill; (v) 95,331 Shares owned by Scopia International; (vi) 688,144 Shares owned by Scopia PX International; (vii) 300,900 Shares owned by Scopia Health International; and (viii)  27,869 Shares held in the Managed Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 2,093,148
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,093,148
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 207410101

(c)
Scopia Inc. has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and through the Managed Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

K.	Mr. Sirovich

(a)
Mr. Sirovich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i)  542,427 Shares owned by Scopia PX; (ii) 15,099 Shares owned by Scopia Partners; (iii) 41,342 Shares owned by Scopia Health; (iv)  382,036 Shares owned by Scopia Windmill; (v) 95,331 Shares owned by Scopia International; (vi) 688,144 Shares owned by Scopia PX International; (vii) 300,900 Shares owned by Scopia Health International; and (viii)  27,869 Shares held in the Managed Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,093,148
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,093,148

(c)
Mr. Sirovich has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and through the Managed Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

L.	Mr. Mindich

(a)
Mr. Mindich, as a Managing Member of Scopia Capital and Managing Director of Scopia Inc., may be deemed the beneficial owner of the: (i)  542,427 Shares owned by Scopia PX; (ii) 15,099 Shares owned by Scopia Partners; (iii) 41,342 Shares owned by Scopia Health; (iv)  382,036 Shares owned by Scopia Windmill; (v) 95,331 Shares owned by Scopia International; (vi) 688,144 Shares owned by Scopia PX International; (vii) 300,900 Shares owned by Scopia Health International; and (viii)  27,869 Shares held in the Managed Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,093,148
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,093,148

(c)
Mr. Mindich has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the securities of the Issuer on behalf of each of Scopia PX, Scopia Partners, Scopia Health, Scopia Windmill, Scopia International, Scopia PX International, Scopia Health International and through the Managed Account since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 207410101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2016

SCOPIA PX LLC SCOPIA PARTNERS LLC SCOPIA HEALTH CARE LLC SCOPIA WINDMILL FUND LP	SCOPIA INTERNATIONAL MASTER FUND LP SCOPIA PX INTERNATIONAL MASTER FUND LP SCOPIA HEALTH CARE INTERNATIONAL MASTER FUND LP

By:	Scopia Capital Management LP Investment Manager

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc. General Partner

By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich
	Title:	Managing Director

SCOPIA CAPITAL GP LLC			SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich		By:	/s/ Matthew Sirovich
	Name:	Matthew Sirovich		Name:	Matthew Sirovich
	Title:	Managing Member		Title:	Managing Director

/s/ Matthew Sirovich
MATTHEW SIROVICH

/s/ Jeremy Mindich
JEREMY MINDICH

CUSIP NO. 207410101

SCHEDULE A

Transactions in the Securities of the Issuer Since the filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

SCOPIA PX LLC

Purchase of Common Stock	3,411	38.2598	02/23/2016
Purchase of Common Stock	8,213	38.8441	02/24/2016
Purchase of Common Stock	6,384	39.1596	02/25/2016
Purchase of Common Stock	2,055	39.3291	02/26/2016
Purchase of Common Stock	20,371	39.5723	02/29/2016
Purchase of Common Stock	5,011	39.4623	03/01/2016
Purchase of Common Stock	2,198	39.9804	03/02/2016
Purchase of Common Stock	8,942	40.0173	03/03/2016
Purchase of Common Stock	10,777	41.1780	03/04/2016
Purchase of Common Stock	5,908	41.1856	03/04/2016
Purchase of Common Stock	5,024	41.4086	03/07/2016
Purchase of Common Stock	11,224	41.4167	03/07/2016
Purchase of Common Stock	9,797	40.5850	03/08/2016
Purchase of Common Stock	4,982	40.7697	03/08/2016
Purchase of Common Stock	3,899	40.7986	03/08/2016

SCOPIA PARTNERS LLC

Purchase of Common Stock	96	38.2598	02/23/2016
Purchase of Common Stock	232	38.8441	02/24/2016
Purchase of Common Stock	180	39.1596	02/25/2016
Purchase of Common Stock	58	39.3291	02/26/2016
Purchase of Common Stock	575	39.5723	02/29/2016
Purchase of Common Stock	125	39.4623	03/01/2016
Purchase of Common Stock	55	39.9804	03/02/2016
Purchase of Common Stock	224	40.0173	03/03/2016
Purchase of Common Stock	270	41.1780	03/04/2016
Purchase of Common Stock	148	41.1856	03/04/2016
Purchase of Common Stock	126	41.4086	03/07/2016
Purchase of Common Stock	281	41.4167	03/07/2016
Purchase of Common Stock	245	40.5850	03/08/2016
Purchase of Common Stock	125	40.7697	03/08/2016
Purchase of Common Stock	98	40.7986	03/08/2016

SCOPIA HEALTH CARE LLC

Purchase of Common Stock	264	38.2598	02/23/2016
Purchase of Common Stock	637	38.8441	02/24/2016
Purchase of Common Stock	495	39.1596	02/25/2016
Purchase of Common Stock	159	39.3291	02/26/2016
Purchase of Common Stock	1,580	39.5723	02/29/2016

CUSIP NO. 207410101

Purchase of Common Stock	336	39.4623	03/01/2016
Purchase of Common Stock	147	39.9804	03/02/2016
Purchase of Common Stock	599	40.0173	03/03/2016
Purchase of Common Stock	722	41.1780	03/04/2016
Purchase of Common Stock	396	41.1856	03/04/2016
Purchase of Common Stock	337	41.4086	03/07/2016
Purchase of Common Stock	752	41.4167	03/07/2016
Purchase of Common Stock	657	40.5850	03/08/2016
Purchase of Common Stock	334	40.7697	03/08/2016
Purchase of Common Stock	261	40.7986	03/08/2016

SCOPIA WINDMILL FUND LP

Purchase of Common Stock	2,432	38.2598	02/23/2016
Purchase of Common Stock	5,856	38.8441	02/24/2016
Purchase of Common Stock	4,551	39.1596	02/25/2016
Purchase of Common Stock	1,465	39.3291	02/26/2016
Purchase of Common Stock	14,524	39.5723	02/29/2016
Purchase of Common Stock	3,231	39.4623	03/01/2016
Purchase of Common Stock	1,417	39.9804	03/02/2016
Purchase of Common Stock	5,766	40.0173	03/03/2016
Purchase of Common Stock	6,949	41.1780	03/04/2016
Purchase of Common Stock	3,810	41.1856	03/04/2016
Purchase of Common Stock	3,240	41.4086	03/07/2016
Purchase of Common Stock	7,238	41.4167	03/07/2016
Purchase of Common Stock	6,318	40.5850	03/08/2016
Purchase of Common Stock	3,213	40.7697	03/08/2016
Purchase of Common Stock	2,514	40.7986	03/08/2016

SCOPIA INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	608	38.2598	02/23/2016
Purchase of Common Stock	1,464	38.8441	02/24/2016
Purchase of Common Stock	1,138	39.1596	02/25/2016
Purchase of Common Stock	366	39.3291	02/26/2016
Purchase of Common Stock	3,632	39.5723	02/29/2016
Purchase of Common Stock	794	39.4623	03/01/2016
Purchase of Common Stock	348	39.9804	03/02/2016
Purchase of Common Stock	1,416	40.0173	03/03/2016
Purchase of Common Stock	1,707	41.1780	03/04/2016
Purchase of Common Stock	936	41.1856	03/04/2016
Purchase of Common Stock	796	41.4086	03/07/2016
Purchase of Common Stock	1,778	41.4167	03/07/2016
Purchase of Common Stock	1,551	40.5850	03/08/2016
Purchase of Common Stock	789	40.7697	03/08/2016
Purchase of Common Stock	617	40.7986	03/08/2016

CUSIP NO. 207410101

SCOPIA PX INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	4,389	38.2598	02/23/2016
Purchase of Common Stock	10,568	38.8441	02/24/2016
Purchase of Common Stock	8,216	39.1596	02/25/2016
Purchase of Common Stock	2,644	39.3291	02/26/2016
Purchase of Common Stock	26,214	39.5723	02/29/2016
Purchase of Common Stock	5,730	39.4623	03/01/2016
Purchase of Common Stock	2,514	39.9804	03/02/2016
Purchase of Common Stock	10,225	40.0173	03/03/2016
Purchase of Common Stock	12,323	41.1780	03/04/2016
Purchase of Common Stock	6,754	41.1856	03/04/2016
Purchase of Common Stock	5,744	41.4086	03/07/2016
Purchase of Common Stock	12,835	41.4167	03/07/2016
Purchase of Common Stock	11,202	40.5850	03/08/2016
Purchase of Common Stock	5,697	40.7697	03/08/2016
Purchase of Common Stock	4,460	40.7986	03/08/2016

SCOPIA HEALTH CARE INTERNATIONAL MASTER FUND LP

Purchase of Common Stock	1,925	38.2598	02/23/2016
Purchase of Common Stock	4,636	38.8441	02/24/2016
Purchase of Common Stock	3,603	39.1596	02/25/2016
Purchase of Common Stock	1,160	39.3291	02/26/2016
Purchase of Common Stock	11,499	39.5723	02/29/2016
Purchase of Common Stock	2,443	39.4623	03/01/2016
Purchase of Common Stock	1,072	39.9804	03/02/2016
Purchase of Common Stock	4,359	40.0173	03/03/2016
Purchase of Common Stock	5,253	41.1780	03/04/2016
Purchase of Common Stock	2,880	41.1856	03/04/2016
Purchase of Common Stock	2,449	41.4086	03/07/2016
Purchase of Common Stock	5,472	41.4167	03/07/2016
Purchase of Common Stock	4,776	40.5850	03/08/2016
Purchase of Common Stock	2,429	40.7697	03/08/2016
Purchase of Common Stock	1,901	40.7986	03/08/2016

SCOPIA CAPITAL MANAGEMENT LP
(Through the Managed Account)

Purchase of Common Stock	178	38.2598	02/23/2016
Purchase of Common Stock	428	38.8441	02/24/2016
Purchase of Common Stock	333	39.1596	02/25/2016
Purchase of Common Stock	107	39.3291	02/26/2016
Purchase of Common Stock	1,062	39.5723	02/29/2016
Purchase of Common Stock	232	39.4623	03/01/2016
Purchase of Common Stock	102	39.9804	03/02/2016
Purchase of Common Stock	414	40.0173	03/03/2016
Purchase of Common Stock	499	41.1780	03/04/2016
Purchase of Common Stock	273	41.1856	03/04/2016
Purchase of Common Stock	233	41.4086	03/07/2016
Purchase of Common Stock	520	41.4167	03/07/2016
Purchase of Common Stock	454	40.5850	03/08/2016
Purchase of Common Stock	231	40.7697	03/08/2016
Purchase of Common Stock	180	40.7986	03/08/2016